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                                                                    Exhibit 23.2





Consent of Independent Auditors


The Board of Directors
Union Bankshares Corporation

We consent to incorporation by reference in Registration Statements No. 333-81199 and 33-78060 on Form S-3 and No. 33-99900 on Form S-8 of Union Bankshares Corporation of our report dated February 9, 1999, except as to Note 14, which is as of February 11, 1999, relating to the consolidated balance sheet of Union Bankshares Corporation and subsidiaries (the Company) as of December 31, 1998, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity and cash flows for each of the years in the two-year period ended December 31, 1998, which report appears in the Company's 1999 Form 10-K for the year ended December 31, 1999.


/s/ KPMG LLP

Richmond, Virginia
March 30, 2000